SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. )*

BigString Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

08989Q100
(CUSIP Number)

May 19, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☒Rule 13d-1(c)
☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08989Q100
	1)	Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person Tudor Investment Corporation 22-2514825
	2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b) X
	3)	SEC Use Only
	4)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially	5)	Sole Voting Power 0
Owned by Each Reporting	6)	Shared Voting Power 4,651,500
Person With	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 4,651,500
	9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,651,500
	10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
	11)	Percent of Class Represented by Amount in Row (9) 9.0%
	12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 08989Q100
	1)	Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person Paul Tudor Jones, II
	2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b) X
	3)	SEC Use Only
	4)	Citizenship or Place of Organization: USA
Number of Shares Beneficially	5)	Sole Voting Power 0
Owned by Each Reporting	6)	Shared Voting Power 5,000,000
Person With	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 5,000,000
	9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
	10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
	11)	Percent of Class Represented by Amount in Row (9) 9.7%
	12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 08989Q100
	1)	Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person Tudor Proprietary Trading, L.L.C 13-3720063
	2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b) X
	3)	SEC Use Only
	4)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially	5)	Sole Voting Power 0
Owned by Each Reporting	6)	Shared Voting Power 348,500
Person With	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 348,500
	9)	Aggregate Amount Beneficially Owned by Each Reporting Person 348,500
	10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
	11)	Percent of Class Represented by Amount in Row (9) 0.7%
	12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 08989Q100
	1)	Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person The Tudor BVI Global Portfolio Ltd.
	2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b) X
	3)	SEC Use Only
	4)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially	5)	Sole Voting Power 0
Owned by Each Reporting	6)	Shared Voting Power 647,212
Person With	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 647,212
	9)	Aggregate Amount Beneficially Owned by Each Reporting Person 647,212
	10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
	11)	Percent of Class Represented by Amount in Row (9) 1.3%
	12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 08989Q100
	1)	Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person Witches Rock Portfolio Ltd.
	2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b) X
	3)	SEC Use Only
	4)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially	5)	Sole Voting Power 0
Owned by Each Reporting	6)	Shared Voting Power 4,004,288
Person With	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 4,004,288
	9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,004,288
	10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
	11)	Percent of Class Represented by Amount in Row (9) 7.7%
	12)	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

BigString Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Harding Road, Suite F Red Bank, NJ 07701

Item 2(a).	Name of Person Filing:

Tudor Investment Corporation (“TIC”)
Paul Tudor Jones, II
Witches Rock Portfolio Ltd. (“Witches Rock”)
Tudor Proprietary Trading, L.L.C. (“TPT”)
The Tudor BVI Global Portfolio Ltd. (“BVI Portfolio”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of TIC and TPT is:
1275 King Street
Greenwich, CT 06831

The principal business office of Mr. Jones is:
c/o Tudor Investment Corporation
1275 King Street
Greenwich, CT 06831

The principal business office of each of BVI Portfolio and Witches Rock is:
c/o CITCO Kaya Flamboyan 9
P.O. Box 4774
Curacao, Netherlands Antilles

Item 2(c).	Citizenship:

TIC is a Delaware corporation.
Mr. Jones is a citizen of the United States.
TPT is a Delaware limited liability company.
BVI Portfolio and Witches Rock are companies organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e).		CUSIP Number:

08989Q100

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	[ ]	Broker or Dealer registered under section 15 of the Act
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act
(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	[ ]	Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.		Ownership (As of July 21, 2006).
(a)	Amount Beneficially Owned: See Item 9 of cover pages
(b)	Percent of Class: See Item 11 of cover pages
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
See Item 5 of cover pages

	(ii)	shared power to vote or to direct the vote
See Item 6 of cover pages

	(iii)	sole power to dispose or to direct the disposition of
See Item 7 of cover pages

	(iv)	shared power to dispose or to direct the disposition of
See Item 8 of cover pages

The shares of common stock reported herein as beneficially owned are owned directly by Witches Rock (3,203,430 shares of common stock underlying a total of 320,343 shares of Series A Preferred Stock, and 800,858 shares of common stock subject to a currently exercisable warrant), BVI Portfolio (517,770 shares of common stock underlying a total of 51,777 shares of Series A Preferred Stock, and 129,442 shares of common stock subject to a currently exercisable warrant) and TPT (278,800 shares of common stock underlying a total of 27,880 shares of Series A Preferred Stock, and 69,700 shares of common stock subject to a currently exercisable warrant). Because Tudor Investment Corporation (“TIC”) provides investment advisory services to Witches Rock and BVI Portfolio, TIC may be deemed to beneficially own the shares of common stock owned by each such entity. TIC expressly disclaims such beneficial ownership. In addition, because Mr. Jones is the controlling shareholder of TIC and the indirect controlling equity holder of TPT, Mr. Jones may be deemed to beneficially own the shares of common stock owned by TPT and the shares of common stock deemed beneficially owned by TIC. Mr. Jones expressly disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
See cover pages

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 24, 2006

TUDOR INVESTMENT CORPORATION

	By:		/s/ Stephen N. Waldman
Stephen N. Waldman
Managing Director and Associate General Counsel

/s/ Paul Tudor Jones, II
Paul Tudor Jones, II

TUDOR PROPRIETARY TRADING, L.L.C

	By:		/s/ Stephen N. Waldman
Stephen N. Waldman Managing Director and Associate General Counsel

THE TUDOR BVI GLOBAL PORTFOLIO LTD.

	By:		Tudor Investment Corporation,
Trading Advisor

		By:	/s/ Stephen N. Waldman
Stephen N. Waldman
Managing Director and Associate General Counsel

WITCHES ROCK PORTFOLIO LTD.

	By:		Tudor Investment Corporation,
Investment Advisor

		By:	/s/ Stephen N. Waldman
Stephen N. Waldman
Managing Director and Associate General Counsel